Item 77(D) - Effective July 1, 2014, the Board of Directors approved the removal of the Fund's restriction to invest not more than 25% of the net assets of the Fund on short sales. The Funds' investment strategy permits shorting and since the Fund is managed as a 130/30 fund, it is inconsistent with having a limit on short sales. The Board of Directors also approved the removal of the Fund's restriction to purchase securities on margin.